Exhibit 99.2
company statement

For media enquiries please contact Cameron Hamilton on
26 June 2006	Tel: 61 2 8274 5304 or Mob: 0425 344 688. For analyst
enquiries please contact Steve Ashe on
Tel: 61 2 8274 5246 or Mob: 0408 164 011
Amended Taxation Assessment — Part Payment
James Hardie today announced that the Australian Taxation Office (ATO) has agreed to an application to make part-payment of a A$378 million amended assessment received by one of its subsidiary companies, RCI Pty Limited, in respect of the 1999 financial year.
The ATO determined that A$189 million is required as part payment (i.e. 50% of the total amended assessment) on the later of 30 June 2006 or when amending legislation to validate the amended assessment is enacted as a result of receiving royal assent. The balance of the amended assessment is to be secured by a guarantee by James Hardie Industries NV in favour of the ATO. In addition, to ensure that the unpaid balance does not increase, James Hardie will pay the incremental general interest charge on the unpaid balance in quarterly instalments in arrears.
The amended assessment was received on 22 March 2006 and is in relation to the ATO’s calculation of net capital gains tax arising as a result of a corporate restructure in the 1999 financial year. Subsequent to the March amended assessment, the ATO reduced the general interest charge from A$197 million to A$163 million. The other components of the A$378 million are primary tax of A$172 million and penalties of A$43 million (being 25% of primary tax).
James Hardie continues to strongly dispute the amended assessment and will pursue all avenues of objection and appeal to contest the ATO’s position on this matter.
The company continues to believe its tax position will ultimately prevail. This belief is based on legal and tax advice both at the time of the transaction and during ATO enquiries.
James Hardie has previously stated that it understands the ATO accepted its submission that it has a ‘reasonably arguable position’ and this means that the ATO must have concluded that, having regard to relevant case law and other authorities, it is about as likely as not that the company’s position is correct.
Under the law, ‘reasonably arguable position’ means that the additional penalty of 50% of the tax that otherwise would automatically apply in Part IVA cases will be reduced to 25%, as is the case in this instance.
The application for part-payment of the amended assessment was made in accordance with ATO policy and results in the ATO agreeing to reduce the rate it accrues interest on the unpaid balance from the current level to half the prevailing general interest charge rate (presently from 12.6% to 6.3% per annum).

The general interest charge is tax deductible.
The company has adequate available cash and existing unutilised debt facilities to meet payment obligations under the amended assessment.
END
Media enquiries:
Cameron Hamilton
Telephone: 61 2 8274 5304
Mobile: 0425 344 688
Facsimile: 61 2 8274 5218
Analyst enquiries:
Steve Ashe
Vice President — Investor Relations
James Hardie Industries NV
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au
Facsimile: 61 2 8274 5218
www.jameshardie.com

Disclaimer
This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:
•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance;

•	statements about product or environmental liabilities; and

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our Form 20-F, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Group subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful transition of our new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.
Released by James Hardie Industries NV; ARBN 097 829 895

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